Exhibit 9. Information about the designated compliance officer (identified in Item 4) of the Applicant/NRSRO:

- Name. **Michael Brawer**
- Employment history. **See below**
- Post-secondary education. **See below**
- Whether employed by the Applicant/NRSRO full-time or part-time. **Mr. Brawer is employed full-time by Egan-Jones Ratings, the NRSRO.**

EMPLOYMENT HISTORY

Egan-Jones Ratings   *November 2019 – Present*
New York, NY and Haverford, PA
Designated Compliance Officer and
Chief Risk Officer

Morningstar Credit Ratings
New York, NY
Chief Operating Officer   *July 2018 – November 2019*
Chief Compliance Officer   *August 2016 – July 2018*

S&P Global
New York, NY
Sr. Director, Enterprise Risk Management   *2013 – 2016*
Global Head of Regulatory Audit   *2011 – 2013*
Head of Compliance Monitoring and Examinations   *2008 – 2011*

American International Group, Inc (AIG)   *February 2006 – February 2008*
New York, NY
Director, Compliance Monitoring and Examinations

Prudential Financial, Inc.   *April 2004 – February 2006*
Newark, NJ
Director of Compliance, International Insurance

AXA Advisors, LLC   *February 2000 – April 2004*
Miami, FL
Compliance Manager, International Insurance Operations

John Hancock Financial, Inc.   *April 1996 – February 2000*
Miami, FL
Compliance Specialist

EDUCATION

University of Miami   *June 2001*
Coral Gable, FL

- Master of Business Administration, Finance Concentration

George Washington University   *May 1993*
Washington, DC

- Bachelor of Arts, International Affairs Concentration